Exhibit 23.7

Giant Interactive Group Inc.

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended, I, Jason Nanchun Jiang, consent to be named in the Registration Statement on Form F-1) of Giant Interactive Group Inc. and in all amendments and supplements thereto, as a proposed member of the board of directors of Giant Interactive Group Inc.

Dated: Oct. 10, 2007

/s/ Jason Nanchun Jiang
Jason Nanchun Jiang